SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
Public Company

PRESS RELEASE

Board of Directors Approvals

(Rio de Janeiro, February 17, 2003) — PETRÓLEO BRASILEIRO S.A. – PETROBRAS, [BOVESPA: PETR3/PETR4, NYSE: PBR/PBRA, LATIBEX: XPBR/XPBRA], Brazil’s biggest oil & gas, petrochemicals and energy company announces to pursuant to standing legal and regulatory provisions, PETROBRAS hereby informs its shareholders and investors in general that its Board approved the following proposals during a Meeting held today:

I.	The appointment, according to the Art. 25 of the By Law, of Mr. Jacques Wagner as member of the Board of Directors in substitution of Mr. José Dirceu de Oliveira Silva;

II.	The Petrobras (parent company) capital expenditure budget for fiscal year 2003, totalling R$12,492 million;

III.

The PETROBRAS Financial Statements (Parent Company and Consolidated) for the 2002 Fiscal Year, that will be submitted for deliberation by the Annual Ordinary Shareholders Meeting scheduled for March 27, 2003;

PETROBRAS, its subsidiaries and affiliates under its control posted Consolidated Profits of R$8,098 million, after eliminating intercompany transactions and providing for minority shareholder participations. Consolidated Profits for the previous Fiscal Year amounted to R$ 9,867 million.

A comparison of the Net Equity and Consolidated Net Profits with the corresponding Net Equity and Net Profits of PETRÓLEO BRASILEIRO S.A. – PETROBRAS (Parent Company) for December 31, 2002 and 2001 is given below:

IV.

The assignment of earnings shown below for Fiscal Year 2002 , that will be submitted for approval by the Annual Shareholders Meeting scheduled for March 27, 2003, includes the distribution of R$ 2,761 million (equivalent to R$ 2.53 per common and preferred share), to the shareholders as remuneration.

The balance of the dividend payment proposed on December 31, 2002 in the amount of R$ 2,761 million includes a payment of interest on capital, approved by the Board of Directors on October 31, 2002 in the amount of R$ 1,086 million, which was made available to shareholders on January 13, 2003, corresponding to R$ 1.00 per common and preferred shares. The dividend payment was based on the share position as of November 12, 2002, and also includes a portion of interest on capital approved by the Board of Directors on January 31, 2003 in the amount of R$ 1.096 million, corresponding to R$ 1.00 per common and preferred shares, to be made available on a date to be established by the Shareholders General Meeting for the payment of the remaining balance of the dividend for fiscal 2002. The payment is to be made based on the share position as of March 27, 2003.

The interest on equity capital is subject to Income Tax Withholding at a rate of 15%, except for shareholders immune or exempt from taxation, as stipulated in Law No 9,249/95, and these amounts shall be monetarily adjusted from December 31, 2002 to the date on which such payment begins, in accordance with the variation in the SELIC Rate.

V.

The retention of profits as Net Equity, allocating R$6,471 from Fiscal Year 2002 results and R$11 million from remaining balances of accumulated previously profits, totaling R$ 6,482 million to Profit Reserve, intended to partially underwrite the Capital Expenditure Program, based on the 2003 Capital Budget that will be discussed at the Annual Shareholders Meeting scheduled for March 27, 2003;

VI.

The call for an Extraordinary Shareholders Meeting also to be held on March 27, 2003, to deliberate on the proposed capitalization of part of the Profits Reserves accumulated in previous Fiscal Years and totaling R$ 3,101 million, by increasing the equity capital from R$ 16,736 million to R$ 19,837 million, without any change to the number of common and preferred shares outstanding, in order to adapt the capital structure of the Company to its capital expenditure profile, requiring intensive use of capital or involving businesses with long operating cycles.

VII.

The implementation of new accounting practices for recording the costs incurred by the abandonment of wells and dismantling of areas, to be adopted by PETROBRAS and its Subsidiary Companies from January 1, 2003 onwards.

During fiscal year 1999, PETROBRAS’s management changed a number of accounting practices formerly used by the Company, especially those relating to accounting for oil and gas exploration and production operations. The objective was to change its practices to those used by the main international oil companies. Furthermore, in August 2000, the Company was registered with the Securities and Exchange Commission (SEC) of the United States, and its shares began trading on the New York Stock Exchange (NYSE). As of then, the Company has been obliged to prepare its accounting statements according to the generally accepted accounting practices of in the U.S. (US GAAP), and to file them with the SEC.

In 2001, FASB issued the “SFAS 143 – Accounting for Asset Retirement Obligations” that defines new treatment for the recognition of costs involved in the abandonment of oil wells and the disassembly of areas. PETROBRAS must adopt the SFAS 143 requirements as of January 1, 2003 for its accounting statements according to US GAAP.

Thus, in order to permanently improve the presentation of its accounting statements and in line with its policy of preparing them according to international accounting practices, mainly those related to the oil and gas exploration and production activity, the management of PETROBRAS decided to adopt as of January 1, 2003 in its accounting statements prepared according to BR GAAP and US GAAP, the SFAS 143 concepts regarding recognition of the costs involved in the abandonment of oil wells and the obligation associated with the disassembly of those areas. The main aspects of these new accounting practices are outlined below:

•	Costs incurred with the abandonment of wells and dismantling oil and gas production areas will be recorded as part of the costs of these assets, to be offset by provisions underwriting such outlays;

•	Estimates of abandonment costs will be entered considering the net present value of these obligations after discounting at a risk free rate;

•	Estimated abandonment costs will be reviewed annually, with consequent revisions of the calculations of net present values, and adjustments to the accounted value of assets and liabilities; and

•	When applicable, the foreign exchange variation applicable for updating the share of estimated costs indexed to the US dollar should be reflected as an increase or decrease in liabilities, as an offset to earnings for the Fiscal Year.

Consequently, on January 1, 2003, the effects of introducing these new accounting practices providing for well abandonment costs (net of taxes), will be recorded directly against Net Equity, as Adjustments Pertaining to Previous Years, in an amount of approximately R$ 2,500 million.

Rio de Janeiro, February 17, 2003.
PETRÓLEO BRASILEIRO S.A. – PETROBRAS

José Sergio Gabrielli de Azevedo
CFO and Investor Relations Director

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.